Exhibit 99.1
News release via Canada NewsWire, Vancouver 604-669-7764

     Attention Business Editors:
     Catalyst Paper announces extension of the private exchange offer and consent solicitation related to its 8 5/8% senior notes due 2011 (CUSIP
     No. 65653RAD5)

     RICHMOND, BC, Dec. 23 /CNW/ - Catalyst Paper Corporation (TSX:CTL) today announced an extension of the private exchange offer and consent solicitation
(the "Exchange Offer") for its outstanding 8 5/8% Senior Notes due June 15,
2011 (the "Old Notes"), made pursuant to its Offering Memorandum and Consent
Solicitation, dated November 24, 2009 (the "Offering Memorandum") and the accompanying letter of transmittal (the "Letter of Transmittal" and together with the Offering Memorandum, the "Offer Documents").
     The exchange offer and consent solicitation is being amended to extend the expiration date from 9:00 a.m., New York City time, on December 24, 2009, to 5:00 p.m., New York City time, on January 15, 2010, unless further extended by Catalyst. All other terms of the Exchange Offer remain unchanged.
     Catalyst has been advised by the exchange agent for the Exchange Offer that, as of the close of business on December 22, 2009, the aggregate principal amount of Old Notes that had been validly tendered (and not validly withdrawn) and for which related consents had been validly delivered (and not validly revoked) was approximately U.S. $29.35 million.
     The Exchange Offer will be made, and the New Notes will be offered and issued, in transactions exempt from the registration requirements of the U.S.
Securities Act of 1933, as amended (the "Securities Act"). Accordingly, the
Exchange Offer will only be made to holders of Old Notes (i) that are both
"qualified institutional buyers," as that term is defined in Rule 144A under the Securities Act, and "accredited investors," as that term is defined in
Rule 501(a) under the Securities Act, or (ii) outside the United States, that are persons other than "U.S. persons," as that term is defined in Rule 902 under the Securities Act, in offshore transactions in reliance upon Regulation
S under the Securities Act (collectively, the "Eligible Holders"). In Canada, the Exchange Offer will be made pursuant to the exemption from the prospectus and registration requirement found in S.2.14 of National Instrument 45-106
Prospectus and Registration Exemptions ("NI 45-106")

     THIS RELEASE DOES NOT CONSTITUTE AN OFFER, OR THE SOLICITATION OF AN
OFFER, TO BUY OR SELL ANY SECURITY. THIS RELEASE ALSO IS NOT A SOLICITATION OF
CONSENTS TO THE PROPOSED AMENDMENTS TO THE INDENTURE. OFFERS IN CONNECTION
WITH THE EXCHANGE OFFER WILL BE MADE SOLELY BY THE OFFER DOCUMENTS AND ONLY TO
ELIGIBLE HOLDERS. NO RECOMMENDATION IS BEING MADE BY CATALYST AS TO WHETHER
HOLDERS OF THE OLD NOTES SHOULD TENDER THEIR OLD NOTES OR GIVE THEIR CONSENT.

     %CIK: 0001144906

     /For further information: Investors: Brian Baarda, Vice-President,
Finance & CFO, (604) 247-4710; Peter Staiger, Vice-President, Treasurer, (604)
247-4372; Media: Lyn Brown, Vice-President, Corporate Relations, (604)
247-4713/
     (CTL.)

CO:  Catalyst Paper Corporation

CNW 16:30e 23-DEC-09